UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

001-36176

(Commission file number)

EROS INTERNATIONAL PLC

(Translation of registrant’s name into English)

550 County Avenue

Secaucus, New Jersey 07094

(Address of principal executive office)

________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Not Applicable

This report on Form 6-K is being furnished to disclose the press release issued by the Registrant on November 2, 2015. The purpose of this press release, furnished as Exhibit 99.1, was to reinforce positive business fundamentals and provide detailed responses to anonymous allegations. The information in this Form 6-K and Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Act of 1934.

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated November 2, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2015	Eros International Plc

	By:	/s/ MARK CARBECK
Name: Mark Carbeck
Title: Chief Corporate and Strategy Officer